Supplement dated October 30, 2015, to the
Prospectus for your Variable Annuity
Issued by

ALLSTATE LIFE INSURANCE COMPANY
ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
LINCOLN BENEFIT LIFE COMPANY

This supplement amends certain disclosure contained in the prospectus for your Variable Annuity contract issued by Allstate Life Insurance Company, Allstate Life Insurance Company of New York or Lincoln Benefit Life Company, as applicable.

Allstate Life Insurance Company, Allstate Life Insurance Company of New York, and Lincoln Benefit Life Company (the “Companies”) have filed an application with the Securities and Exchange Commission (“SEC”) requesting an order to allow the Companies to remove the PIMCO Total Return Portfolio – Administrative Shares and the PIMCO Total Return Portfolio – Advisor Shares (collectively, the “Replaced Portfolios”) as investment options under your variable annuity contract and substitute a new investment option, the BlackRock Total Return V.I. Portfolio – Class I Shares (the “Replacement Portfolio”), as described below.

The Companies believe that the proposed substitution is in the best interests of contract owners.  The investment objectives of the Replaced Portfolios and the Replacement Portfolio are substantially similar.  The Companies will bear all expenses related to the substitution, and there will be no tax consequences for you.  The Companies anticipate that, if such order is granted, the proposed substitution will occur during the second quarter of 2016.

The proposed substitution and adviser for the Replaced Portfolio and the Replacement Portfolio are:

Proposed Substitution
	Replaced Portfolios	Replacement Portfolio
Portfolio Names	PIMCO Total Return Portfolio – Administrative Shares PIMCO Total Return Portfolio – Advisor Shares	BlackRock Total Return V.I. Portfolio
Adviser	Pacific Investment Management Company LLC	BlackRock, Inc.

Please note that:

•	No action is required on your part at this time, nor will you need to take any action if the SEC approves the substitution.

•
On the date of the substitution, Account Values and/or Purchase Payments currently allocated to the Replaced Portfolios will be redirected to the Replacement Portfolio unless you have changed your selection and transferred your Account Values before the substitution takes place.  If you are enrolled in a Dollar Cost Averaging, Automatic Rebalancing or comparable program, your Account Value invested in the Replaced Portfolios will be transferred automatically to the Replacement Portfolio on the date of the substitution.  Your enrollment instructions will be automatically updated to reflect the Replacement Portfolio for any continued and future investments.

•
You may transfer amounts in your variable annuity contract among the investment options as usual.  The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Annuity, subject to the issuing Company’s restrictions on transfers to prevent or limit “market timing” activities by Owners or agents of Owners.

•
If you make one transfer from a Replaced Portfolio into one or more Sub-accounts before the substitution, or from the Replacement Portfolio after the substitution, any transfer fee that might otherwise be imposed will be waived from the date of this Supplement through the date that is 30 days after the substitution.  In addition, if you make one transfer from a Replaced Portfolio into a Sub-account before the substitution or from the Replacement Portfolio within 30 days after the substitution, the transfer will not be treated as one of a limited number of transfers (or exchanges) permitted under your Annuity.

•
On the effective date of the substitution, your Account Value will be the same as before the substitution.  However, the number of units you receive in the Replacement Portfolio may be different from the number of units in the Replaced Portfolio.

•	There will be no tax consequences to you.

In connection with the substitution, we will send you a prospectus for the Replacement Portfolio that contains complete information concerning the Replacement Portfolio, including information on all Replacement Portfolio fees and charges, as well as notice of the actual date of the substitution and confirmation of transfers.

If you have any questions, please contact your financial representative or our Variable Annuities Service Center at (800) 457-7617.  Our representatives are available to assist you Monday through Friday between 7:30 a.m. and 5:00 p.m. Central time.

        Please keep this supplement for future reference together with your prospectus.  No other action is required of you.